

07006584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52936

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First MidAmerica Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3916 Sherman Avenue
(No. and Street)

St. Joseph,	Missouri	64506
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Hemke (816) 387-4400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name - if *individual, state last, first, middle name*)

2301 Village Drive	St. Joseph,	Missouri	64506
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Douglas Hemke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First MidAmerica Investment Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

APRIL D. BALDWIN
My Commission Expires Aug. 8, 2010
Commission #08430995
Buchanan County
NOTARY PUBLIC NOTARY SEAL
STATE OF MISSOURI

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

PAGE

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS

Statements of Financial Condition 2
Statements of Income (Loss) 4
Statements of Stockholders' Equity (Deficit) 5
Statements of Cash Flows 6

Summary of Significant Accounting Policies 7

Notes to Financial Statements 9

SUPPLEMENTAL INFORMATION 16

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 17
Computations for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 18

REPORT ON INTERNAL CONTROL 19

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 20


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
First MidAmerica Investment Corporation
St. Joseph, Missouri

We have audited the accompanying statements of financial condition of First MidAmerica Investment Corporation as of December 31, 2006 and 2005, and the related statements of income (loss), stockholders' equity (deficit), and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First MidAmerica Investment Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

St. Joseph, Missouri
March 12, 2007

FIRST MIDAMERICA INVESTMENT CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash and cash equivalents	$ 16,368	$ 198,660
Restricted deposits with clearing organization:		
Cash and cash equivalents	50,000	50,000
Accounts receivable:		
Clearing organization	85,355	125,259
Outside vendors	101,970	102,392
Employees	28,098	1,250
Prepaid expenses	27,734	23,651
Total current assets	309,525	501,212
PROPERTY AND EQUIPMENT		
Leasehold improvements	40,305	40,305
Computer equipment	95,125	70,210
Furniture and fixtures	182,957	144,250
Total, at cost	318,387	254,765
Less accumulated depreciation	117,480	77,106
Total property and equipment	200,907	177,659
LONG-TERM ASSETS		
Security deposits	70,967	56,017
TOTAL ASSETS	$ 581,399	$ 734,888

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	2006	2005
CURRENT LIABILITIES		
Accounts payable:		
Trade	$ 275,245	$ 9,092
Majority stockholder	--	2,761
Accrued commissions and payroll	373,064	251,591
Accrued interest due to majority stockholder	2,000	--
Short-term lines-of-credit	56,507	59,633
Current obligations under capital leases	49,401	35,348
Current portion of long-term debt	15,694	13,043
Total current liabilities	771,911	371,468
LONG-TERM LIABILITIES		
Long-term debt - less current maturities above	188,148	44,813
Obligations under capital leases - less current maturities above	26,727	47,468
Total long-term liabilities	214,875	92,281
TOTAL LIABILITIES	986,786	463,749
STOCKHOLDERS' EQUITY (DEFICIT)		
Common stock	30,000	28,085
Additional paid-in capital	867,901	546,745
Retained deficit	(1,303,288)	(303,691)
Total stockholders' equity (deficit)	(405,387)	271,139
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 581,399	$ 734,888

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

FIRST MIDAMERICA INVESTMENT CORPORATION
STATEMENTS OF INCOME (LOSS)
For the Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES		
Commissions	$4,699,743	$3,066,444
Interest	10	1,235
Other income	5,153	7,356
Total revenues	4,704,906	3,075,035
OPERATING EXPENSES		
Compensation of majority stockholder	115,000	12,836
Employee costs	4,035,379	2,422,724
Occupancy	683,755	377,210
Regulation	107,841	81,318
Professional and consulting fees	247,660	161,087
Office administration	77,898	86,907
Insurance	256,015	135,013
Advertising and promotion	1,991	10,784
Depreciation	40,900	31,083
Travel and entertainment	89,687	92,619
Miscellaneous expenses	7,595	4,810
Loss on sale of property and equipment	1,905	--
Interest	38,877	22,510
Total operating expenses	5,704,503	3,438,901
NET LOSS	$ (999,597)	$ (363,866)

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

FIRST MIDAMERICA INVESTMENT CORPORATION
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Total
BALANCES, DECEMBER 31, 2004	$ 15,000	$ 95,080	$ 60,175	$ --	$ 170,255
Capital contribution	--	135,000	--	--	135,000
Sale of 11,385 shares	11,835	316,665	--	--	328,500
Gift of 1,250 shares	1,250	--	--	--	1,250
2005 net loss	--	--	(363,866)	--	(363,866)
BALANCES, DECEMBER 31, 2005	28,085	546,745	(303,691)	--	271,139
Purchase of 200 shares	--	--	--	(200)	(200)
Sale of 200 shares	--	19,800	--	200	20,000
Capital contribution	--	111,771	--	--	111,771
Sale of 1,755 shares	1,755	173,745	--	--	175,500
Gift of 160 shares	160	15,840	--	--	16,000
2006 net loss	--	--	(999,597)	--	(999,597)
BALANCES, DECEMBER 31, 2006	$ 30,000	$ 867,901	$ (1,303,288)	$ --	$ (405,387)

Common stock carries a $1 per share par value, with 30,000 shares authorized and 30,000 shares issued and outstanding at December 31, 2006 and 28,085 shares issued and outstanding at December 31, 2005. All shares of common stock are issued pursuant to a restrictive shareholders agreement that limits, amongst other provisions, the transferability of the shares and guarantees the Company, or at its election other shareholders, the ability to repurchase the shares at an annually agreed-upon value. That value at December 31, 2006 is $1 per share.

These financial statements should be read only in connection
with the accompanying summary of significant accounting policies
and notes to financial statements.

FIRST MIDAMERICA INVESTMENT CORPORATION
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (999,597)	$ (363,866)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	40,900	31,083
Loss on sale of property and equipment	1,905	--
Issuance of common stock	16,000	1,250
Effects of changes in operating assets and liabilities:		
Restricted deposits with clearing organization	--	(24,988)
Receivable from clearing organization	39,904	14,477
Receivable from outside vendors	422	(102,392)
Receivable from majority stockholder	--	5,776
Receivable from employees	(26,848)	(1,250)
Prepaid expenses	76,400	(62,659)
Income tax deposit	--	5,481
Security deposits	(14,950)	6,375
Accounts payable - trade	266,153	9,092
Accounts payable - majority stockholder	(2,761)	2,761
Accrued commissions and payroll	121,473	153,487
Accrued interest due to majority stockholder	2,000	--
Net cash used in operating activities	(478,999)	(325,373)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(2,797)	(21,667)
Net cash used in investing activities	(2,797)	(21,667)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from long-term debt	150,000	50,150
Principal payments on long-term debt	(84,497)	(5,944)
Proceeds from lines-of-credit	1,825	65,660
Principal payments on lines-of-credit	(6,444)	(6,027)
Principal payments on capital lease obligations	(41,951)	(23,240)
Capital contribution	111,771	135,000
Proceeds from sale of shares	168,800	328,500
Net cash provided by financing activities	299,504	544,099
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(182,292)	197,059
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	198,660	1,601
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 16,368	$ 198,660

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

FIRST MIDAMERICA INVESTMENT CORPORATION
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2006 and 2005

First MidAmerica Investment Corporation was formed on January 20, 1999 in the state of Missouri and operates as an originating broker registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Rulemaking Board (MSRB), the Securities Industry Association (SIA), and the Securities Investor Protection Corporation (SIPC). The Company was capitalized in 2000; however, its registrations were finalized and brokerage operations began in March 2001. The Company utilizes a single clearing broker to transact all market activity. This clearing broker is responsible for the flow of all customer funds and securities. The Company receives a commission from the clearing broker for originating these transactions. The Company's customers are primarily higher income individuals located within the Midwestern, Eastern, Southern and Southwestern regions of the United States.

The Company is licensed to sell insurance products by the various states in which it operates. The Company receives commissions from the insurance provider based upon the premiums to the insureds.

The Company opened branch offices in December 2002 in Milwaukee, Wisconsin; in April 2003 in Vernon Hills, Illinois; in August 2004 in St. Louis Park, Minnesota; in January 2005 in Austin, Texas; in August 2005 in Framingham, Massachusetts; in October 2005 in Houston, Texas; in December 2005 in Las Vegas, Nevada; and in May 2006 in San Antonio, Texas. The Company closed the Las Vegas, Nevada branch office in July 2006.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates incorporated into the Company's consolidated financial statements include the estimated useful lives for depreciable assets. Actual results could differ from those estimates.

CASH EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not restricted in use or held for sale in the ordinary course of business.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, with depreciation calculated using the straight-line method over the assets' estimated useful lives, which range from 5 to 10 years.

FIRST MIDAMERICA INVESTMENT CORPORATION
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2006 and 2005

INCOME TAXES

The Company, with the approval of its stockholders, has elected Sub-Chapter S treatment for income tax purposes. The effect of this election is that all tax liabilities and benefits related to the Company pass directly through to the stockholders' income tax returns. Accordingly, the Company has no income tax provision or liability.

REVENUE RECOGNITION

The Company recognizes commission revenues earned from transactions executed on behalf of its customers at the trade date. Similarly, the Company's liability to its employee brokers for commissions payable related to those trades are recognized concurrent with the recognition of revenue from the trades.

Commissions due from insurance companies for the placement of insurance policies are recognized as of the date on which (a) the client is afforded protection under the policy, (b) the premium due under the policy can be reasonably estimated, and (c) the premium is billable to the client. A liability to the Company's employee agents for commissions payable related to those policies is recognized concurrent with the recognition of revenue from the policies.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

FIRST MIDAMERICA INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - RESTRICTED DEPOSITS WITH CLEARING ORGANIZATION

The Company has executed a Correspondent Clearing Agreement with a clearing broker requiring the Company to maintain a security deposit with the broker as partial security for the Company's due performance of its duties, responsibilities, and liabilities under the agreement. This account totaled $50,000 at December 31, 2006 and 2005.

NOTE 2 - RECEIVABLE FROM CLEARING ORGANIZATION

Balances that are due from the clearing organization represent commissions due to the Company for transactions originated through the clearing organization. These balances are not collateralized, but are received by wire transfer in the following month in accordance with regulations.

NOTE 3 - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. At December 31, 2006, the Company had a net capital deficiency of $(580,871) and was required to have net capital of $55,786. At December 31, 2005, the Company had net capital of $56,590 and was required to have $50,000.

NOTE 4 - LEASE COMMITMENTS

The Company leases office space under operating leases expiring in various years through 2013. The leases contain renewal options for periods from zero to five years at their fair rental value at the time of renewal. Future minimum lease payments under these leases are as follows:

2007	$ 633,104
2008	709,289
2009	678,891
2010	501,231
2011	289,627
Thereafter	238,765
Total	$3,050,907

NOTE 4 - LEASE COMMITMENTS (CONTINUED)

The company leases equipment under operating leases expiring in various years through 2010. These leases are for furniture, telephone equipment, and computers. Future minimum lease payments under these leases are as follows:

2007	$ 17,846
2008	16,160
2009	5,659
2010	232
Total	$ 39,897

Minimum lease payments exclude rentals under renewal options which, as of December 31, 2006, are not reasonably assured of being exercised.

Total rental expense for the periods ended December 31, 2006 and 2005 was $583,423 and $320,373, respectively.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company paid its majority stockholder rent payments for the use of additional office space in the stockholder's home of $ 36,000 in 2006 and $27,000 in 2005. Mileage reimbursements for mileage driven by the stockholder of $ 21,200 and $6,000 were made in 2006 and 2005, respectively. Both of these agreements are discretionary.

NOTE 6 - OBLIGATIONS UNDER CAPITAL LEASES

The Company leases furniture, computers, copiers, and telephone equipment under capital leases expiring in various years through 2010. The assets and liabilities under capital leases are recorded at the value of the minimum lease payments. The assets are depreciated over their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense. Depreciation on assets under capital leases charged to expense in 2006 and 2005 was $20,991 and $10,425, respectively. Interest rates on capitalized leases vary from 8% to 22%. Following is a summary of property held under capital leases:

Furniture	$ 89,036
Telephone equipment	27,142
Computers	34,538
	150,716
Less: Accumulated depreciation	(33,368)
	$ 117,348

FIRST MIDAMERICA INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 6 - OBLIGATIONS UNDER CAPITAL LEASES (CONTINUED)

Minimum future lease payments under capital leases as of December 31, 2006 are as follows:

2007	$ 58,472
2008	25,619
2009	2,923
2010	699
Total minimum lease payments	87,713
Less: Amount representing interest	11,585
Present value of net minimum lease payments	$ 76,128

NOTE 7 - SHORT-TERM LINES-OF-CREDIT

	2006	2005
$51,500 line-of-credit payable to Bank of America, with $47,805 drawn as of December 31, 2006. Interest is accrued at 10.74%. The loan is unsecured and does not have a maturity date.	$ 47,805	$ 50,660
$15,000 line-of-credit payable to US Bank, with $5,384 drawn as of December 31, 2006. Interest is accrued at 32.2%. The loan is unsecured and does not have a maturity date.	5,385	8,973
$13,317 line-of-credit payable to Dell Business Credit, with $3,317 drawn as of December 31, 2006. Interest is accrued at 27.2%. The loan is unsecured and does not have a maturity date.	3,317	--
$10,000 line-of-credit payable to Bank of America, with $-0- drawn as of December 31, 2006. Interest is accrued at 8%. The loan is unsecured and does not have a maturity date.	--	--
Total short-term lines-of-credit	$ 56,507	$ 59,633

NOTE 8 - LONG-TERM DEBT

Long-term debt consists of the following:

	2006	2005
Note payable to majority shareholder, with no required monthly payments, interest is at 8.00%, with final payment due March 2010. The loan is unsecured and is subject to a subordination agreement with NASD.	$ 150,000	$ --

FIRST MIDAMERICA INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 8 - LONG-TERM DEBT (CONTINUED)

	2006	2005
Note payable to Capital One, requiring monthly payments of $785, including variable interest (8.25 % at December 31, 2006) with final payment due January 2012. Secured through a guarantee from the U.S. Small Business Administration.	40,411	45,182
Note payable to Cananwill, Inc., requiring monthly payments of $7,125, including interest at 8.95%, with final payment due January 2007. Secured by the personal guarantee of the Company's majority shareholder.	7,072	5,434
Note payable to CIT Bank, requiring monthly payments of $223, including interest at 22.5%, with final payment due January 2009. Secured by computer equipment and the personal guarantee of the Company's majority shareholder.	4,925	5,627
Note payable to CIT Bank, requiring monthly payments of $61, including interest at 23.5%, with final payment due May 2009. Secured by computer equipment and the personal guarantee of the Company's majority shareholder.	1,434	1,613
Total	203,842	57,856
Less current portion	15,694	13,043
Long-term portion	$ 188,148	$ 44,813

Future maturities of long-term debt are as follows:

2007	$ 15,694
2008	9,830
2009	8,887
2010	158,225
2011	8,929
Thereafter	2,277
Total	$ 203,842

NOTE 9 - CASH FLOWS DISCLOSURES

Cash paid for interest was as follows:

	2006	2005
Interest	$ 36,877	$ 21,590

The Company had the following noncash investing and financing transactions:

During 2006, the Company entered into eight capital leases for which furniture, telephone equipment, and computer equipment were capitalized at a cost of $35,263.

During 2006, the Company entered into a line of credit for which computer equipment was purchased at a cost of $1,493.

During 2006, the Company entered into a direct financing loan for which insurance was purchased at a cost of $80,483.

During 2006, the Company gave 160 shares to employees. The shares were valued at $100.00 per share.

During 2006, the Company purchased office furniture at a cost of $26,500 in exchange for 265 shares. The shares were valued at $100.00 per share.

During 2005, the Company entered into ten capital leases for which furniture, telephone equipment, and computer equipment were capitalized at a cost of $88,091.

During 2005, the Company entered into two direct financing loans for which computer equipment was purchased at a cost of $8,216.

During 2005, the Company entered into a direct financing loan for which insurance was purchased at a cost of $62,700.

During 2005, the Company gave 1,250 shares to employees. The shares were valued at $1.00 per share.

NOTE 10 - BENEFIT PLAN

On January 1, 2004, the Company adopted a 401(k) retirement plan that is available to any employee of the Company. Employees may contribute up to 100% of their pay on a pre-tax basis, with a cap of $15,000 in 2006 and $14,000 in 2005. The Company is allowed to make a discretionary contribution to the plan. The Company made no contributions to the plan during either 2006 or 2005.

FIRST MIDAMERICA INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 11 - STOCK OPTIONS

One of the Company's stockholders has the option to purchase an additional 800 shares of stock at an amount equal to 80% of the option purchase price. The option purchase price is calculated by multiplying annual revenues of the Company times 1.2 and then dividing by the sum of the 800 shares plus the number of issued and outstanding shares immediately prior to the issuance of the option shares. The option expires on December 15, 2010. At December 31, 2006, the option purchase price is $183 per share and the stockholder may purchase 800 shares at $146 per share.

NOTE 12 - RECLASSIFICATIONS

Certain reclassifications of prior year's amounts have been made to conform to the presentation adopted for 2006. These reclassifications had no effect on previously reported earnings or retained earnings.

NOTE 13 - COMMITMENTS, CONTINGENCIES AND GOING CONCERN

The Company's financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. In 2006 and 2005, the Company generated substantial losses. These losses have resulted in the Company's current liabilities exceeding its current assets by $462,386 at December 31, 2006 and a net deficit in stockholders' equity of $(405,381). In response to these losses, management has infused additional capital and made operational changes that it expects to result in positive future operating results. The changes include: restructuring the payout schedule for three of the Company's existing branch locations, recruiting additional brokers, recruiting a regional manager, restructuring the compensation packages for branch managers, and opening another branch in Fort Worth, Texas. Due to these changes, which were implemented in late 2006 and early 2007, management budgets for the 2007 fiscal year indicate positive operating results. The Company maintains the continued support of the Company's majority stockholder. These factors are the basis for management's assertion that the financial statements appropriately contemplate the Company's continuation as a going concern.

The Company and its majority stockholder have been named as respondents in two statements of claim filed with the NASD involving customer transactions originated by the Company. The Company and its majority stockholder intend to vigorously defend against the suits. The amount of liability, if any, from the outcome of these claims cannot presently be estimated, however, management, after consultation with legal counsel, believes that the likelihood of loss regarding these suits is remote.

The Company is currently under investigation by the NASD for net capital deficiencies in 2005, 2006, and 2007. This open investigation included a visit to the Company's headquarters in St. Joseph, Missouri, in January 2007 by a NASD special investigator. The NASD has not yet issued a written report regarding the investigation. The amount of fines or sanctions, if any, from the outcome of this investigation cannot presently be estimated.

NOTE 14 - SUBSEQUENT EVENTS

On January 18, 2007, the Company's majority stockholder contributed $550,000 of additional capital to the Company.

Effective February 1, 2007, the Company has restructured the payout schedule for three of the Company's existing branch locations.

On January 5, 2007, the Company entered into a lease for office space in Fort Worth, Texas. The lease begins February 2007 and continues for 5 years thereafter. Future minimum lease payments for this lease are included in the schedule in Note 4.

SUPPLEMENTAL INFORMATION

FIRST MIDAMERICA INVESTMENT CORPORATION
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

Credits	
Stockholders' deficit	$ (405,387)
Subordinated note payable	150,000
Total Credits	(255,387)
Debits	
Non-allowable assets	324,484
Net capital before haircuts on securities positions	(579,871)
Haircuts on securities positions	1,000
Net capital	(580,871)
Minimum net capital requirement	55,786
Excess (deficit) net capital	$ (636,657)

Differences existing between the above computations for 2006 and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing include:

Net capital - per unaudited Form X-17A-5 Part IIA filing	$ (258,576)
Adjustments resulting from audit:	
Increase in total liabilities	(176,032)
Decrease in allowable commissions receivable	(175,699)
Increase in cash	532
Allowable asset adjustments	28,904
Net capital - per above	$ (580,871)

FIRST MIDAMERICA INVESTMENT CORPORATION
COMPUTATIONS FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
For the Year Ended December 31, 2006

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3 and is exempt under paragraph (k)(2)(ii). Accordingly, there are no items to report under the requirements of this rule.

REPORT ON INTERNAL CONTROL


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
First MidAmerica Investment Corporation

In planning and performing our audit of the financial statements of First MidAmerica Investment Corporation as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining and physical possession or control of all fully paid and excess Margin Securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


Member of
HLB International

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. We believe that the following deficiencies constitute material weaknesses.

These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company, for the year ended December 31, 2006, and this report does not affect our report thereon dated March 12, 2007.

AUDIT ADJUSTMENTS

During the course of our audit, we discovered several misstatements that had a material effect on the Company's financial statements. The Company has not established appropriate controls over month-end cutoff procedures to ensure accurate recording of month-end payroll accruals, month-end commission receivable, and resulting payroll expense and commission income. The Company has not established appropriate controls over capitalization of fixed assets and recording of capital leases. The Company has not established appropriate controls over month-end cutoff procedures to ensure accurate recording of current and long-term liabilities. Absent controls over these items, undetected material misstatements of the Company's financial statements occurred and were corrected in December 2006. In addition, undetected material misstatements have occurred in quarterly submissions to the NASD during the year ended December 31, 2006, and have the potential to occur in any future month.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management has the ultimate responsibility for the Company's internal control system. While it is acceptable to outsource various accounting functions, the responsibility for internal control cannot be outsourced. The Company engages Clifton Gunderson to audit its financial statements and accompanying disclosures. However, as independent auditors, Clifton Gunderson cannot be considered part of the Company's internal control system. To establish proper internal control over the preparation of its financial statements, including disclosures, the Company should design and implement a comprehensive review procedure to ensure that the financial statements, including disclosures, are complete and accurate. Such review procedures should be performed by an individual possessing a thorough understanding of applicable generally accepted accounting principles and knowledge of the Company's activities and operations. Currently, the Company's personnel do not have sufficient financial reporting and accounting knowledge to perform a review of the Company's financial statements and related disclosures to provide a high level of assurance that any potential material omissions or other errors would be identified and corrected.

INADEQUATE SEGREGATION OF DUTIES

The Company does not have effective controls to safeguard assets, and prevent or detect misstatements on a timely basis, as a result of a lack of segregation of duties. This condition increases the possibility that errors or irregularities may occur and not be detected on a timely basis. Due to the small number of people employed in administrative functions, the Company may not be able to fully achieve an ideal segregation of duties. Currently, management's close oversight and review of accounting information is the best means of preventing or detecting errors and irregularities. As part of this oversight function, known control deficiencies should be re-evaluated periodically in order to determine if the internal control system can be changed to better segregate duties. We have identified specific control deficiencies related to inadequate segregation of duties and reported them to the Board of Directors of the Company in a separate letter dated March 12, 2007.

SUPPORTING DOCUMENTATION

Many disbursements paid for by credit card are missing sufficient supporting documentation, such as invoice, bill of sale, or purchase agreement. In order to provide reasonable assurance that assets are safeguarded and are used in accordance with management's operating goals, we recommend that the Company retain original documentation in order to adequately support its credit card payments. We also noted that the Company maintained inadequate expense records detailing reimbursement given to employees or stockholders for business expenses. These records are necessary to provide an audit trail of expense classification and to support the deduction for reimbursement of employee travel expenses. Guidelines for required support are provided by the Internal Revenue Service (IRS). Any employee or stockholder receiving reimbursement for expenses should be required to turn in detailed expense sheets and receipts for amounts above the current IRS threshold.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives, except for the material weaknesses noted above.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Clifton Gunderson LLP

St. Joseph, Missouri
March 12, 2007

END